Gold Run Inc.
330 Bay Street
Suite 820
Toronto, Ontario M5H 2S8
Canada
                    August 7, 2008
By FAX and EDGAR
Melissa Duru, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Gold Run Inc.
Registration Statement on Form S-1
Declared Effective May 28, 2008
SEC File No. 333-139412
Dear Ms. Duru:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gold Run Inc. hereby requests the Commission’s consent to withdraw the above referenced registration statement. Gold Run Inc. has been unable to raise the $4,000,000 minimum required under the registration statement.
     We believe that withdrawal of the above-referenced registration statement is consistent with the public interest and the protection of investors. No securities were sold in the offering and there is no known market for the Company’s securities. All funds are being returned to subscribers from the escrow account at the Bank of New York. Accordingly, Gold Run Inc. respectfully requests that the Commission grant its request to withdraw the above-referenced registration statement.
     Please be advised that Gold Run Inc. will be filing a Current Report on Form 8-K describing the withdrawal of the registration statement and other recent developments.

Sincerely,
/s/ James Berns

James Berns
Director